UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd
(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on May 22, 2024, the wholly-owned subsidiary Neo-Concept UK Limited (“NCUK”) of Neo-Concept International Group Holdings Limited (the “Company”) had entered into a framework collaboration agreement with Reiss Limited (“REISS”) to produce a range of co-branded “REISS x Les100Ciels” products.

On October 31, 2024, the Company issued a press release announcing that the “REISS x Les100Ciels” is now available for sale through the REISS eShop.

The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated October 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: October 31, 2024	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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